UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            APEX SILVER MINES LIMITED
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    G04074103
                           --------------------------
                                 (CUSIP Number)







* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 2 of 23 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                SILVER HOLDINGS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 6,297,321
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   6,297,321
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,297,321/1/

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]




11       Percent of Class Represented By Amount in Row (9)

                                    24.77%

12       Type of Reporting Person*

         OO; IV



-------------------------
/1/      See Item 4(a)(i)

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 3 of 23 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                               6,553,731
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 6,553,731
    With
                           8        Shared Dispositive Power
                                           0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,553,731

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    25.78%

12       Type of Reporting Person*

         OO; IV

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 4 of 23 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                               6,553,731
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 6,553,731
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,553,731

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    25.78%

12       Type of Reporting Person*

         PN; IA

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 5 of 23 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                              6,553,731
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                6,553,731
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,553,731

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    25.78%

12       Type of Reporting Person*

         CO

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 6 of 23 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                              6,553,731
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                6,553,731
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,553,731

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    25.78%

12       Type of Reporting Person*

         OO; IA

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 7 of 23 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                              76,923
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               6,553,731
    Each
  Reporting                7       Sole Dispositive Power
   Person                                76,923
    With
                           8        Shared Dispositive Power
                                         6,553,731

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,630,654

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    26.08%

12       Type of Reporting Person*

         IA

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 8 of 23 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEOSOR CORPORATION

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                 NEW YORK

                           5        Sole Voting Power
  Number of                              76,923
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                76,923
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    76,923

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.30%

12       Type of Reporting Person*

         CO

                                  SCHEDULE 13G

CUSIP No. G04074103                                           Page 9 of 23 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                              0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               6,553,731
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         6,553,731

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,553,731

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]


11       Percent of Class Represented By Amount in Row (9)

                                    25.78%

12       Type of Reporting Person*

         IA

                                  SCHEDULE 13G

CUSIP No. G04074103                                          Page 10 of 23 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAUL SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                 UNITED STATES

                           5        Sole Voting Power
  Number of                              25,641
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                25,641
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    25,641

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]


11       Percent of Class Represented By Amount in Row (9)

                                    0.10%

12       Type of Reporting Person*

         IN

                                                             Page 11 of 23 Pages


Item 1(a)         Name of Issuer:

                  Apex Silver Mines Limited (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Caledonian House, Ground Floor, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Silver Holdings LDC ("Silver Holdings");

                  ii)      Quantum Industrial Partners LDC ("QIP");

                  iii)     QIH Management Investor, L.P. ("QIHMI");

                  iv)      QIH Management, Inc. ("QIH Management");

                  v)        Soros Fund Management LLC ("SFM LLC");

                  vi)      Mr. George Soros ("Mr. George Soros");

                  vii)     Geosor Corporation ("Geosor");

                  viii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                  ix) Mr. Paul Soros ("Mr. Paul Soros").

                  This statement is filed on behalf of Silver Holdings, an exempted limited duration company formed under the laws of the Cayman Islands; QIP, a Cayman Islands limited duration company; QIHMI, an investment advisory firm organized as a
                  Delaware limited partnership; QIH Management, a Delaware corporation; SFM LLC, a Delaware limited liability company; Mr. George Soros; Geosor, a New York Corporation; Mr. Druckenmiller, the Lead Portfolio Manager of SFM LLC; and Mr. Paul Soros. QIP owns fifty percent of the outstanding share capital of Silver Holdings. The sole managing member of QIP is QIHMI, the sole general partner of which is QIH Management. Mr. George Soros is the sole shareholder of QIH Management, and has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. George Soros has, among

                                                             Page 12 of 23 Pages

                  other things, agreed to use his best efforts to cause QIH Management to act on the direction of SFM LLC. Mr. George Soros is also the Chairman of SFM LLC, and in such capacity may be deemed to have voting and dispositive power over the Shares held for the account of QIP. Mr. George Soros is the sole shareholder of Geosor, which owns fifteen percent of the outstanding share capital of Silver Holdings. Mr. Paul Soros is the sole shareholder and sole director of VDM, Inc., a Delaware corporation ("VDM"). VDM owns five percent of the outstanding share capital of Silver Holdings.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Silver Holdings is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. QIP has its principal business office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. QIHMI, QIH Management, SFM LLC, Mr. George Soros, Geosor, Mr. Druckenmiller, and Mr. Paul Soros have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

Item 2(c)         Citizenship:

                  i) Silver Holdings is a Cayman Islands exempted limited duration company;

                  ii) QIP is a Cayman Islands exempted limited duration company;

                  iii)   QIHMI is a Delaware limited partnership;

                  iv)    QIH Management is a Delaware corporation;

                  v)     SFM LLC is a Delaware limited liability company;

                  vi)    Mr. George Soros is a citizen of the United States;

                  vii)   Geosor is a New York corporation;

                  viii)  Mr.  Druckenmiller  is a citizen of the United  States;
                         and

                  ix)    Mr. Paul Soros is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  G04074103

                                                             Page 13 of 23 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1997, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  i) Silver Holdings may be deemed to have been the beneficial owner of 6,297,321 Shares held for its account. This number consists of (a) 1 Share and (b) 6,297,320 Ordinary shares, $0.01 par value per share, of Apex Silver Mines LDC ("Apex LDC"), a subsidiary of the Issuer, (the "LDC Shares"). On August 6, 1996, Silver Holdings entered into a Buy-Sell Agreement with the Issuer (the "Buy-Sell Agreement"). Pursuant to the terms of the Buy-Sell Agreement, upon a request by Silver Holdings, the Issuer is required to purchase, at the Issuer's sole option, for (i) cash, (ii) Shares on a one for one basis or (iii) a combination of (i) and
                         (ii),   the   6,297,320  LDC  Shares  owned  by  Silver
                         Holdings.

                  ii) Each of QIP, QIHMI, QIH Management, and SFM LLC may be deemed to have been the beneficial owner of 6,553,731 Shares. This number consists of the 256,410 Shares held for the account of QIP and the 6,297,321 Shares held for the account of Silver Holdings (assuming conversion of the LDC Shares).

                  iii) Mr. George Soros may be deemed to have been the beneficial owner of 6,630,654 Shares. This number consists of (a) the 256,410 Shares held for the account of QIP, (b) the 6,297,321 Shares held for the account of Silver Holdings (assuming conversion of the LDC Shares) and (c) the 76,923 Shares held for the account of Geosor.

                  iv) Geosor may be deemed to have been the beneficial owner of the 76,923 Shares held for its account.

                  v) Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, may be deemed to have been the beneficial owner of 6,553,731 Shares. This number consists of the 256,410 Shares held for the account of QIP and the 6,297,321 Shares held for the account of Silver Holdings (assuming conversion of the LDC Shares).

                  vi)    Mr.   Paul  Soros  may  be  deemed  to  have  been  the
                         beneficial owner of the 25,641 Shares held by his account.

                                                             Page 14 of 23 Pages

Item 4(b)         Percent of Class:

                  (i) The number of Shares which may be deemed to have been beneficially owned by Silver Holdings constitutes approximately 24.77% of the total number of Shares outstanding (assuming conversion of the LDC Shares);

                  (ii) Each of QIP, QIHMI, QIH Management, SFM LLC, and Mr. Druckenmiller may be deemed to have had beneficial ownership over approximately 25.78% of the total number of shares outstanding (assuming conversion of the LDC Shares);

                  (iii) Mr. George Soros may be deemed to have had beneficial ownership over approximately 26.08% of the total number of shares outstanding (assuming conversion of the LDC Shares);

                  (iv) Geosor may be deemed to have had beneficial ownership over approximately 0.30% of the total number of shares outstanding; and

                  (v) Mr. Paul Soros may be deemed to have had beneficial ownership over approximately 0.10% of the total number of shares outstanding.

Item 4(c) Number of shares as to which such person had:

Silver Holdings
---------------

(i)                 Sole  power to vote or to  direct  the  vote:      6,297,321

(ii)                Shared power to vote or to direct the vote:                0

(iii)               Sole  power  to  dispose  or  to  direct  the
                    disposition of:                                    6,297,321

(iv)                Shared  power to  dispose  or to  direct  the
                    disposition of:                                            0

QIP, QIHMI, QIH Management, SFM LLC
-----------------------------------

(i)                 Sole  power to vote or to  direct  the  vote:      6,553,731

(ii)                Shared power to vote or to direct the vote:                0

(iii)               Sole  power  to  dispose  or  to  direct  the
                    disposition of:                                    6,553,731

(iv)                Shared  power to  dispose  or to  direct  the
                    disposition of:                                            0

                                                             Page 15 of 23 Pages

Mr. George Soros
----------------

(i)                 Sole power to vote or to direct the vote:         76,923

(ii)                Shared power to vote or to direct the vote:        6,553,731

(iii)               Sole  power to  dispose  or to direct  the
                    disposition  of:                                  76,923

(iv)                Shared  power to dispose or to direct  the
                    disposition  of:                                   6,553,731

Geosor
------

(i)                 Sole power to vote or to direct the vote:        76,923

(ii)                Shared power to vote or to direct the vote:                0

(iii)               Sole  power to  dispose  or to direct  the
                    disposition  of:                                 76,923

(iv)                Shared power to dispose or to direct the
                    disposition of:                                            0

Mr. Druckenmiller
-----------------

(i)                 Sole power to vote or to direct the vote:                  0

(ii)                Shared power to vote or to direct the vote:        6,553,731

(iii)               Sole power to dispose or to direct the
                    disposition of:                                            0

(iv)                Shared  power to dispose or to direct  the
                    disposition  of:                                   6,553,731

Mr. Paul Soros
--------------

(i)                 Sole power to vote or to direct the vote:         25,641

(ii)                Shared power to vote or to direct the vote:                0

(iii)               Sole  power to  dispose  or to direct  the
                    disposition  of:                                  25,641

(iv)                Shared power to dispose or to direct the
                    disposition of:                                            0

Item 5.  Ownership of Five Percent or Less of a Class:                       [_]

                  This Item 5 is not applicable.

                                                             Page 16 of 23 Pages


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  This Item 10 is not applicable.

                                                             Page 17 of 23 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                    SILVER HOLDINGS LDC

                                            By:   /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Director


Date:  February 13, 1998                    QUANTUM INDUSTRIAL PARTNERS LDC

                                            By:   /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 13, 1998                    QIH MANAGEMENT INVESTOR, L.P.

                                            By:   QIH MANAGEMENT, INC.,
                                                  its General Partner

                                                  By:  /S/ MICHAEL C. NEUS
                                                       ------------------------
                                                       Michael C. Neus
                                                       Vice President


Date:  February 13, 1998                    QIH MANAGEMENT, INC.

                                            By:   /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  February 13, 1998                    SOROS FUND MANAGEMENT LLC

                                            By:   /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel

                                                             Page 18 of 23 Pages


Date:  February 13, 1998                          GEORGE SOROS

                                                  By:  /S/ MICHAEL C. NEUS
                                                       ------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact

Date:    February 13, 1998                        GEOSOR CORPORATION

                                                  By:  /S/ MICHAEL C. NEUS
                                                       ------------------------
                                                       Michael C. Neus
                                                       Assistant Secretary


Date:  February 13, 1998                          STANLEY F. DRUCKENMILLER

                                                  By:  /S/ MICHAEL C. NEUS
                                                       ------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact


Date:  February 13, 1998                          PAUL SOROS

                                                  By:  /S/ PAUL SOROS
                                                       ------------------------
                                                       Paul Soros

                                                             Page 19 of 23 Pages


                                    EXHIBITS


                                                                            Page
                                                                            ----


A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus .............................................  20

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus...................................  21

C.        Joint Filing Agreement dated as of February 13, 1998 by
          and  among  Silver  Holdings  LDC,  Quantum  Industrial
          Partners  LDC,  QIH  Management  Investor,   L.P.,  QIH
          Management, Inc., Soros Fund Management LLC, Mr. George
          Soros,    Geosor    Corporation,    Mr.    Stanley   F.
          Druckenmiller, and Mr. Paul Soros................................  22